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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 043933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Global Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd., Suite M120
(No. and Street)

Pasadena	California	91101-2252
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NobleTrenham (626) 568-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 29 2005
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noble Trenham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Global Securities, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 17 day of March, 2005

Notary Public

Signature

Title


LOUIS JILLY
Commission # 1429990
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
First Global Securities, Inc.

I have audited the accompanying statement of financial condition of First Global Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Global Securities, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
March 17, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

First Global Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Receivable from broker and dealers	$ 15,305
Deposits with clearing organizations	21,272
Receivable from related parties	176,770
Furniture, fixtures and equipment, net	3,598
Receivable – other	15,000
Deposits	15,337
Other assets	1,000
Total assets	$ 248,282

Liabilities and Stockholder's Equity

Liabilities	
Short–term bank loan	$ 6,544
Accounts payable and accrued expenses	15,575
Commissions payable	5,592
Income taxes payable	800
Total liabilities	28,511
Stockholder's equity	
Common stock, $4 par value, 10,000 shares authorized, 1,000 issued and outstanding	4,000
Additional paid-in capital	649,353
Accumulated deficit	(433,582)
Total stockholder's equity	219,771
Total liabilities and stockholder's equity	$ 248,282

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 518,206
Interest and dividend income	15,128
Rental income	2,500
Gains (losses) from investments in marketable securities	5,058
Other income	19,414
Total revenues	560,306
Expenses	
Commissions, trading fees and floor brokerage	164,177
Employee compensation and benefits	39,602
Communications	13,669
Interest	72
Occupancy & equipment rental	81,501
Taxes, other than income taxes	10,139
Other operating expenses	311,403
Total expenses	620,563
Income (loss) before income taxes	(60,257)
Income tax provision	800
Net income (loss)	$ (61,057)

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2004

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance, January 1, 2004	$ 4,000	$ 591,833	$ (372,525)	$ 223,308
Proceeds from issuance of additional paid-in capital	–	57,520	–	57,520
Net income (loss)	–	–	(61,057)	(61,057)
Balance, December 31, 2004	$ 4,000	$ 649,353	$ (433,582)	$ 219,771

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (61,057)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 4,444	
(Increase) decrease in:		
Receivable from clearing firms	(1,757)	
Deposits held at clearing firms	(9,966)	
Marketable securities at market	93,210	
Receivable – other	(15,000)	
Other assets	(1,000)	
(Decrease) increase in:		
Short–term bank loan	6,544	
Accounts payable and accrued expenses	15,575	
Commissions payable	(2,591)	
Payroll taxes payable	(1,291)	
Total adjustments		88,168
Net cash provided by (used in) operating activities		27,111
Cash flows from investing activities:		
Purchase of furniture, fixtures and equipment	(3,609)	
Net cash provided by (used in) investing activities		(3,609)
Cash flows from financing activities:		
Loans made to related parties	(81,900)	
Proceeds from issuance of additional paid-in capital	57,520	
Net cash provided by (used in) financing activities		(24,380)
Net increase (decrease) in cash		(878)
Cash at beginning of year		878
Cash at end of year		$ –
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 72	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Notes to Financial Statements
December 31, 2004

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First Global Securities, Inc. (the "Company") is a California corporation incorporated on March 8, 1991. The Company is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company is a wholly owned subsidiary of First Global Holdings, Inc. ("Parent"). The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; the vast majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $21,272 with Penson Financial Services, Inc. for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: FURNITURE, FIXTURES AND EQUIPMENT, NET

The furniture, fixtures and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 34,569	7
Computers	3,325	5
Equipment	17,857	5
	55,751	
Less accumulated depreciation	(52,153)	
Net furniture, fixtures and equipment	$ 3,598	

Depreciation expense for the year ended December 31, 2004 was $4,444.

Note 4: INCOME TAXES

The current provision of $800 for income taxes consists of the California Franchise minimum tax.

The Company has available at December 31, 2004 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $82,101, that expire as follows:

First Global Securities, Inc.
Notes to Financial Statements
December 31, 2004

Note 4: INCOME TAXES (Continued)

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 2,796	2018
81,337	2019
73,343	2020
229,575	2022
99,232	2023
61,057	2024
$ 547,340	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: RELATED PARTY TRANSACTIONS

The Company has advanced its officers $176,770. These advances are non–interest bearing and due on demand.

The receivable – other consists of an advance to a customer that is also non–interest bearing and due on demand.

During the year ended December 31, 2004, the Company paid one of its officers $38,000 for the rental of a condominium, used for client lodging, entertainment and meetings, included in occupancy and equipment rental.

Note 6: COMMITMENTS AND CONTINGENCIES

In October 2001, the Company entered into a 60 month lease for its office space. The lease commenced in November 2001 and expires on October 31, 2006.

Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease expenses for the office space are as follows:

December 31,	
2005	$ 36,797
2006	33,820
2007	–
2008	–
2009	–
	$ 70,617

Rent expense for the year ended December 31, 2004 was $39,817.

The Company subleases of portion of its office space on a month-to-month basis for the first five months of the year. For the year ended December 31, 2004, the Company recorded $2,500 in rental income.

The Company also entered a non-cancellable lease for office equipment

Future minimum equipment lease expenses are as follows:

December 31,	
2005	$ 4,986
2006	4,986
2007	2,908
2008	–
2009	–
	$ 12,880

Equipment lease expenses for the year ended December 31, 2004 was $3,684.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $8,066, which was $3,066 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($28,511) to net capital was 3.53 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

First Global Securities, Inc.
Notes to Financial Statements
December 31, 2004

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $14,091 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 22,157
Adjustments:		
Accumulated deficit	$ 114,155	
Non-allowable assets	(128,246)	
Total adjustments		(14,091)
Net capital per audited statements		$ 8,066

First Global Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Stockholder's equity		
Common stock	$ 4,000	
Additional paid-in capital	649,353	
Accumulated deficit	(433,582)	
Total stockholder's equity		$ 219,771
Less: Non-allowable assets		
Receivable from related party	(176,770)	
Furniture, fixtures and equipment, net	(3,598)	
Receivable – other	(15,000)	
Deposits	(15,337)	
Other assets	(1,000)	
Total non-allowable assets		(211,705)
Net Capital		8,066
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,901	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 3,066

Ratio of aggregate indebtedness to net capital 3.53:1

There was a difference of $14,091 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. (See Note 9.)

See independent auditor's report.

First Global Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First Global Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First Global Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
First Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of First Global Securities, Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by First Global Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
March 17, 2005

First Global Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004